UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS FINISHING LAYING RAILWAY TRACKS TO ELGA COAL COMPLEX

Neryungri, Russia — January 11, 2012 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces that it has finished laying tracks from Ulak station to the Elga coal deposit which is being developed by Mechel Mining OAO’s subsidiary, Yakutugol Holding Company OAO.
The last section of track of the railway link to the Elga deposit was laid in
December 2011. This has opened traffic along the entire route from Baikal-Amur
Mainline’s Ulak station to the Elga deposit. The railway track’s construction has thus far required investment of some 40 billion rubles (1.25 billion US dollars*).
Construction involved laying 321 kilometers of tracks.
Mechel began constructing the railway link to the Elga coal deposit in February
2008. During this time, some 70 contracting parties from various Russian regions were involved in construction works.  Metallurgshakhtspetsstroy ZAO, Mechel
Mining OAO’s subsidiary, is the project’s general contractor. The railway was built in difficult climatic and geological conditions. A total of 76 bridges were built in the course of the railway’s construction. As earlier reported, mining at the Elga open pit began in August 2011, producing some 200,000 tonnes by the year’s end.
“The railway’s completion is one of the most complicated and important stages in implementing the unique project of developing the Elga coal deposit, which is one of the world’s largest coking coal fields. The launch of direct railway access to Elga Coal Complex will in 2012 significantly facilitate delivery of materiel necessary to increase production at Elga, as well as allow rail transportation of coal mined at the deposit. It must be noted that this project’s scale is unique for the mining industry. Completion of railway construction together with the launch of mining at the deposit in such a short time, considering the 2008-2009 crisis, once again proves that Mechel is one of the few companies with the potential to handle a project of such magnitude,”
Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin noted.
* According to the Russian Central Bank exchange rate of 31.87 RUR/$ as of
January 11, 2012.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Mechel Mining OAO is Mechel OAO’s subsidiary consolidating the group’s mining assets. Mechel Mining OAO is Russia’s top coking coal producer as well as one of the world’s largest producers of coking coal concentrate. The company focuses on producing and selling coking coal concentrate, iron ore concentrate and coke.
Mechel Mining includes Southern Kuzbass Coal Company OAO (Kemerovo Region),
Yakutugol Holding Company OAO (Sakha Republic), Elga Coal Complex (Yakutugol
Holding Company’s branch), Korshunov Mining Plant OAO (Irkutsk Region), Moscow
Coke and Gas Plant OAO and Mechel-Coke OOO. Mechel Mining’s headquarters are in
Moscow.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 11, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO